Mail Stop 3561

February 6, 2007

Mr. Willis J. Johnson
Chief Executive Officer
Copart, Inc.
4665 Business Center Drive
Fairfield, California 94534

> **RE:** **Copart, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2006**
> **Filed October 31, 2006 and December 11, 2006**
> **File No. 0-23254**

Dear Mr. Johnson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended July 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Fiscal 2006 Compared to Fiscal 2005, page 32

1.   In circumstances where you describe more than one reason for a significant change between periods in financial data or indicators, please quantify the incremental impact of each individual reason on the overall change. For example, in your discussion of revenues on page 32, you should quantify to the extent practicable the increase in revenues attributable to vehicle sales volume and increased revenue per transaction.   Please note that this is just an example of where your disclosure could be improved and is not a complete list. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Note 3 – Discontinued Operations and Goodwill Impairment, page 62

2.   In light of the significant (almost 100%) seller-financing of the sale of your Motors Auction Group business and related assets, please provide us your analysis as to whether such seller-financing results in significant continuing involvement by you in the operations of the component after the disposal transaction. Refer to paragraph 42 of SFAS 144 and EITF 03-13.

Note 11 – Shareholders' Equity, page 66

3.   Please disclose the nature and terms of the Preferred Stock Rights Agreement that is associated with your common stock outstanding. Refer to paragraph 4 of SFAS 129.

Note 15 – Commitments and Contingencies, page 72

4.   With respect to the various contingencies you discuss, if there is at least a reasonable possibility that a loss exceeding amounts already recognized has been incurred, please revise your disclosure to either state an amount or range of reasonably possible losses, or state that no such estimate can be made. Please refer to SFAS 5 and SAB Topic 5:Y for guidance.

Exhibits 31.1 and 31.2

5.   In future filings, please revise your certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-K. In particular, eliminate reference to the Chief Executive Officer and Chief Financial Officer's titles in the introductory paragraph and also revise paragraphs 2 and 3 to say "report" rather than "annual report." Confirm that the inclusion of your Chief Executive Officer and Chief Financial Officer's titles was not intended to limit the capacity in which such individuals provided the certifications.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief